Exhibit 99.1

Company Contact:	Investor Relations Contact:
Cat Zhang, Investor Relations Manager	Ed Job, Account Manager
China GrenTech Corp Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (86) 1381-699-7314 (Shanghai)
E-mail: investor@powercn.com	E-mail: ed.job@ccgir.com
Kristin Knies, Senior Market Intelligence Executive
Tel: +1-646-833-3401 (New York)
E-mail: kristin.knies@ccgir.com
China GrenTech Announces Second Quarter 2010
Financial Results
*Company meets top end of its revenue guidance
SHENZHEN, CHINA— August 11, 2010 — China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the second quarter ended June 30, 2010.
Second Quarter 2010 Financial Highlights
•	Total revenue was RMB370.4 million (US$54.6 million)(1)

•	Gross profit was RMB92.3 million (US$13.6 million)

•	Operating income was RMB18.2 million (US$2.7 million)

•	Net income attributable to the equity shareholders of GrenTech was RMB5.3 million (US$0.8 million)

•	Basic and diluted earnings per ADS was RMB0.22 (US$0.03) and RMB0.22 (US$0.03), respectively(2)

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on June 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.7815. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2010.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

The following table sets forth certain unaudited consolidated statements of operations data for the three-month periods ended June 30, 2008, 2009 and 2010:

	Three months ended June 30,			2010 Growth Rate %
	2008	2009	2010	Against 2008	Against 2009
	(RMB’000)	(RMB’000)	(RMB’000)
Revenue	186,341	423,214	370,413	98.8%	(12.5%)
Gross Profit	62,125	105,888	92,255	48.5%	(12.9%)
Operating (Loss)/Income	(4,929)	29,609	18,245	—	—
Net (Loss)/Income	(17,043)	13,309	5,257	—	—
“We are pleased with our results in the second quarter, which came in at the top end of our guidance,” commented Mr. Yingjie Gao, GrenTech’s Chairman and Chief Executive Officer. “During the quarter we made good progress in the execution of our business plan. We increased sales to China Mobile, expanded sales from new products, and increased the proportion of sales related to our wireless coverage integrated services, all of which enabled us to maintain our profit margin level. We are also delighted that most of our main product offerings were accepted by China Mobile centralized procurement bidding. We are currently in the preparation phase to submit bid proposals to China Unicom and China Telecom. As telecommunication operators continue to invest to expand and enhance their wireless network coverage in China, we believe we have the right strategies in place to solidify our revenue stream and maintain our leading market position. Overall, we are confident that we will achieve top and bottom line growth for the full fiscal year 2010.”
Financial Results for the Second Quarter 2010
Revenue
Total revenue for the second quarter was RMB370.4 million (US$54.6 million), representing a RMB52.8 million or 12.5% decline compared to the same period last year. The year-over-year decrease in revenue was primarily due to the more moderate pace of investments by the three principal Chinese telecommunication operators. Compared to the second quarter of 2009, the revenue recorded in the second quarter of 2010 is in line with a more traditional seasonal pattern. In the second quarter, revenue from China Mobile was up 27.1% over the same period of last year. The Company’s new products which have attractive margin and growth prospects and are targeted at Chinese telecommunication operators, as well as other industrial users, also made an important contribution to our revenue.
Revenue from wireless coverage products and services was RMB303.2 million (US$44.7million) compared to RMB340.4 million in the second quarter of 2009. The Company expects growth from this segment to be driven by increased sales to China Mobile, the introduction of new products and increased proportion of higher margin integrated services. Revenue from base station RF products was RMB67.2 million (US$9.9 million), compared to RMB82.9 million in the same period of last year. The construction of base stations for TD phase 4 has started. As a result, equipment manufacturers are increasing their purchase to meet with the expected sharp demand for base station RF modules. The Company thus expects orders for its base station RF products to peak in the third quarter 2010.

	Three Months Ended June 30,
	2009	2010
	Revenues	Revenues	Revenues	% of Total
	(RMB ’000)	(RMB ’000)	(US$ ’000)	Revenues
Wireless Coverage Products and Services
China Unicom	169,886	72,141	10,638	19.5%
China Mobile	110,329	140,244	20,680	37.8%
China Telecom	52,971	63,593	9,377	17.2%
Overseas	6,706	2,873	424	0.8%
Non-operators	461	24,365	3,593	6.6%
Subtotal	340,353	303,216	44,712	81.9%
Base Station RF Products
OEMs	82,861	67,197	9,909	18.1%
Total	423,214	370,413	54,621	100%
Cost of Revenue
Cost of revenue in the second quarter of 2010 decreased by RMB39.2 million (US$5.8 million), or 12.3%, year-over-year to RMB278.2 million (US$41.0 million), primarily due to the concurrent decrease in production volume.
Operating Expense / Income
Operating expenses increased by 2.2% to RMB78.4 million (US$11.6 million) from RMB76.7 million in the same period last year.
Research and development expenses increased by 64.3% to RMB20.6 million (US$3.0 million) from RMB12.6 million in the same period of last year as the Company increased its efforts to develop new products to enhance its competitive position.
Sales and distribution expenses declined by 17.1% year-over-year to RMB37.1 million (US$5.5 million) from RMB44.7 million, in line with lower revenues and as a result of the Company’s effective expense control.
General and administrative expenses increased by 6.5% to RMB20.7 million (US$3.1 million) from RMB19.4 million in the same period last year.
Operating income was RMB18.2 million (US$2.7 million) compared to RMB29.6 million in the same period last year.
Other Expense / Income
Other revenue totaled RMB4.4 million (US$0.6 million), compared to RMB0.4 million in the same period of last year, primarily due to the fact that the Company leased more space at its headquarters to third parties.
Other expense in the second quarter 2010 totaled RMB11.3 million (US$1.7 million), increased from RMB5.9 million in the same period of last year.
Interest income amounted to RMB4.0 million (US$0.6 million), compared to RMB8.0 million primarily as a result of a decrease in interest income related to long-term accounts receivable.

Interest expense was RMB14.8 million (US$2.2 million), compared to RMB14.6 million in the comparable period of last year.
Foreign exchange loss totaled RMB0.5 million (US$0.1 million), compared to RMB0.7 million in the second quarter of 2009.
Income tax expenses totaled RMB1.7 million (US$0.3 million), compared to RMB10.4 million in the same period of last year.
Earnings / (Loss)
Gross profit decreased by 12.9% to RMB92.3 million (US$13.6 million) from RMB105.9 million in the same period last year, driven primarily by the decline in revenue. Gross margin was 24.9% in the second quarter 2010 compared to 25.0% in the same period last year.
Net income for the second quarter of 2010 was RMB5.3 million (US$0.8 million) compared to a net income of RMB13.3 million in the same period of last year. Basic and diluted earnings per common share were RMB0.01 (US$0.001) and RMB0.01 (US$0.001), respectively, while basic and diluted earnings per ADS were RMB0.22 (US$0.03) and RMB0.22 (US$0.03), respectively.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB307.1 million (US$45.3 million), or 53.6%, to RMB265.4 million (US$39.1 million) as of June 30, 2010, from RMB572.5 million as of December 31, 2009. The decrease was mainly attributable to working capital outflows due to an increase in raw material procurement and increased operating expenses, as well as further investments in research and development and production facilities.
Total accounts receivable (comprising accounts receivable, net and long-term accounts receivable) increased by RMB103.3 million (US$15.2 million), or 7.7%, to RMB1,447.6 million (US$213.5 million) as of June 30, 2010, from RMB1,344.3 million as of December 31, 2009. The increase was in line with the normal business cycle as the Company’s collection period is concentrated in the second half of the year.
Inventories increased by RMB109.1 million (US$16.1 million), or 14.2%, to RMB880.4 million (US$129.8 million) as of June 30, 2010 from RMB771.2 million as of December 31, 2009. The increase in inventories is primarily related to the Company’s anticipation for stronger sales towards the second half of 2010.
Total assets decreased by RMB14.7 million (US$2.2 million), or 0.4%, to RMB3,322.6 million (US$490.0 million) as of June 30, 2010 from RMB3,337.3 million as of December 31, 2009.
Current liabilities increased by RMB21.7 million (US$3.2 million), or 1.2%, to RMB1,777.5 million (US$262.1 million) as of June 30, 2010 from RMB1,755.8 million as of December 31, 2009.
Total liabilities increased by RMB1.7 million (US$0.2 million), or 0.1%, to RMB1,872.2 million (US$276.1 million) as of June 30, 2010 from RMB1,870.5 million as of December 31, 2009.
Business Outlook
Looking ahead, the Company is committed to implementing its strategy to expand its profit margin while increasing its revenue stream by focusing on R&D to increase innovative turnkey solutions related to its wireless coverage products.

The Company also expects to introduce new products and expand into other areas such as civil wireless network coverage for railway transportation, as well as actively participate in China’s pilot program for convergence of three networks. The convergence of three networks (telecom, broadcast TV and Internet) will impact various sectors and create opportunities. The Company plans to leverage its expertise in RF technology as well as its competitive advantages to develop new products and solutions to participate in the anticipated growth in demand for telecommunication infrastructure equipment and solutions to support the convergence of three networks.
Guidance for Third Quarter 2010
For the third quarter of 2010, GrenTech forecasts revenue will be in the range of RMB395 million to RMB420 million. “Looking at our current sales pipeline, and the effectiveness of our strategy to increase higher margin products in our portfolio mix, we are confident to achieve growth in our revenue and net income in 2010,” concluded Mr. Gao.
Conference Call
The Company will host a conference call at 8:00 a.m. ET or 8:00 pm Beijing/Hong Kong time on August 12, 2010, to discuss the results for the second quarter 2010. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 866 730 5763. International callers should dial +1 857 350 1587. When prompted by the operator, mention conference pass code GRENTECHCALL.
If you are unable to participate in the call at this time, a replay will be available for 7 days starting on August 12, 2010. To access the replay, please dial +1 888 286 8010, international callers dial +1 617 801 6888, and enter the pass code 86130543. A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.grentech.cn/en/Earnings_Announcements.asp
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators; uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecommunications operators in China and uncertainty regarding the planned convergence of telecom, broadcast TV and Internet networks in China and how such convergence, if it happens, may affect the Company’s business; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Balance Sheet
(RMB and US$ expressed in thousands)

	December 31,	June 30,	June 30,
	2009	2010	2010
	RMB	RMB	US$
Assets
Cash and cash equivalents	469,454	188,767	27,836
Pledged time deposits	103,035	76,655	11,304
Accounts receivable, net	892,149	998,639	147,259
Inventories	771,236	880,369	129,819
Other current assets	116,793	203,609	30,024

Total current assets	2,352,667	2,348,039	346,242
Long-term accounts receivable	452,191	448,973	66,206
Other non-current assets	532,489	525,602	77,505

Total assets	3,337,347	3,322,614	489,953

Liabilities
Short-term bank loans	613,378	716,493	105,654
Other current liabilities	1,142,441	1,061,021	156,458

Total current liabilities	1,755,819	1,777,514	262,112
Long-term debt	110,000	90,000	13,271
Other non-current liabilities	4,679	4,659	687

Total liabilities	1,870,498	1,872,173	276,070
Non-controlling interests	4,340	7,305	1,077
Total equity attributable to the company	1,462,509	1,443,136	212,806

Total liabilities and shareholders’ equity	3,337,347	3,322,614	489,953

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands except share and per share data)

	For Three Months Ended June 30,			For Six Months Ended June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Revenues	423,214	370,413	54,621	708,507	529,777	78,121
Cost of revenues	(317,326)	(278,158)	(41,017)	(529,505)	(398,766)	(58,802)

Gross profit	105,888	92,255	13,604	179,002	131,011	19,319
Other revenue	425	4,401	649	425	7,532	1,111
Operating expenses:
Research and development costs	(12,557)	(20,633)	(3,043)	(25,890)	(34,346)	(5,065)
Sales and distribution expenses	(44,705)	(37,064)	(5,465)	(78,420)	(67,505)	(9,954)
General and administrative expenses	(19,442)	(20,714)	(3,054)	(34,513)	(38,794)	(5,721)
Total operating expenses	(76,704)	(78,411)	(11,562)	(138,823)	(140,645)	(20,740)

Operating income	29,609	18,245	2,691	40,604	(2,102)	(310)
Other income/(expense):
Interest income	7,984	3,951	583	18,008	8,728	1,287
Interest expense	(14,565)	(14,848)	(2,189)	(28,543)	(28,059)	(4,138)
Foreign currency exchange loss	(675)	(453)	(67)	(702)	(496)	(73)
Grant income	1,342	8	1	1,666	2,100	310

Total other expense	(5,914)	(11,342)	(1,672)	(9,571)	(17,727)	(2,614)

Income/(loss) before income tax expense	23,695	6,903	1,019	31,033	(19,829)	(2,924)
Income tax (expense)/benefit	(10,383)	(1,662)	(245)	(11,413)	2,136	315

Net income/(loss)	13,312	5,241	774	19,620	(17,693)	(2,609)
Net (income)/loss attributable to non-controlling interests	(3)	16	2	(6)	35	5

Net income/(loss) attributable to equity shareholders of the company	13,309	5,257	776	19,614	(17,658)	(2,604)

Earnings/(loss) per share:
— Basic	0.02	0.01	0.001	0.03	(0.03)	(0.004)

— Diluted	0.02	0.01	0.001	0.03	(0.03)	(0.004)

Weighted average number of ordinary shares outstanding:
— Basic	599,105,858	586,226,100	586,226,100	600,542,317	587,529,775	587,529,775

— Diluted	599,105,858	592,374,901	592,374,901	600,542,317	587,529,775	587,529,775

Note:	Each ADS represents 25 of the Company’s ordinary shares

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(RMB and US$ expressed in thousands)

	For Six Months Ended June 30,
	2009	2010	2010
	RMB	RMB	US$
Net cash used in operating activities	(54,098)	(298,024)	(43,947)
Net cash used in investing activities	(99,933)	(21,482)	(3,168)
Net cash provided by financing activities	10,894	39,315	5,798
Effect of exchange rate changes on cash	(702)	(496)	(73)

Net decrease in cash and cash equivalents	(143,839)	(280,687)	(41,390)